UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

(Amendment No. 9)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1I (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Coari Participações S.A.

(Name of Subject Company)

Coari Holding Company

(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

Brasil Telecom S.A.

(Name of Person(s) Furnishing Form)

Common Stock

Preferred Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable)

Alex Waldemar Zornig

Investor Relations Officer

Rua Humberto de Campos, 425, 8º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1211

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Mark O. Bagnall

White & Case LLP

Southeast Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131

Tel: (305) 371-2700

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document

1.1	Material Fact (Fato Relevante) filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on May 24, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 2, 2011).

1.2	Material Fact (Fato Relevante) filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on August 1, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 2, 2011).

1.3	Material Fact (Fato Relevante) dated August 17, 2011 filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 18, 2011).

1.4	Material Fact (Fato Relevante) dated August 26, 2011 filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 30, 2011).

1.5	Material Fact (Fato Relevante) dated January 25, 2012 filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to Form CB on January 25, 2012).

1.6	Call Notice (Edital de Convocação) of Extraordinary General Shareholders’ Meeting dated January 25, 2012, filed by Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on January 25, 2012 (English translation) (previously furnished to the Commission as an exhibit to Form CB on January 25, 2012).

(b)	Not applicable.

Item 2.	Information Legends

Brasil Telecom S.A. and Coari Participações S.A. are Brazilian companies. Information distributed in connection with the proposed merger (incorporação) and the related shareholder votes is subject to Brazilian disclosure requirements that are different from those of the United States. Any financial statements and financial information included herein is prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the merger, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil. You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of the companies otherwise than through the proposed merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document

2.1	Minutes of the Extraordinary Meeting of the Board of Directors of Brasil Telecom S.A. held on August 17, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB/A on August 18, 2011).

2.2	Notice to the Market regarding the Restated Minutes of the Extraordinary Meeting of the Board of Directors of Brasil Telecom S.A. held on August 17, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 24, 2011).

2.3	Restated Minutes of the Extraordinary Meeting of the Board of Directors of Brasil Telecom S.A. held on August 17, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 24, 2011).

2.4	Voting Manifestation of João Carlos de Almeida Gaspar in relation to the resolutions of the Extraordinary Meeting of the Board of Directors of Brasil Telecom S.A. held on August 17, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 24, 2011).

2.5	Minutes of the Extraordinary Meeting of the Board of Directors of Brasil Telecom S.A. held on August 26, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 30, 2011).

2.6	Minutes of the Meeting of the Board of Directors of Coari Participações S.A. held on August 26, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 30, 2011).

2.7	Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação), dated August 26, 2011, between Brasil Telecom S.A. and Coari Participações S.A. (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 30, 2011).

2.8	Presentation of Economic-Financial Analyses of Banco Itaú BBA S.A. (English translation) (previously furnished to the Commission as an exhibit to Form CB on September 6, 2011).

2.9	Information about the shares presented to the Independent Special Committees of Telemar Norte Leste S.A. and Brasil Telecom (English translation) (previously furnished to the Commission as an exhibit to Form CB on September 13, 2011).

2.10	Management Presentation of the Oi Group to the Independent Secial Committees of Telemar Norte Leste S.A. and Brasil Telecom S.A. dated July 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on September 13, 2011).

2.11	Financial Analyses Report of Banco Bradesco BBI S.A. for the Independent Special Committee of Telemar Norte Leste S.A. dated August 1, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on September 13, 2011).

2.12	Report of the Independent Special Committee of Telemar Norte Leste S.A. dated July 29, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on September 13, 2011).

2.13	Report of the Independent Special Committee of Brasil Telecom S.A. dated August 4, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on September 13, 2011).

2.14	Response of the Independent Special Committee of Brasil Telecom S.A. to statements received from shareholders of Brasil Telecom S.A. (English translation) (previously furnished to the Commission as an exhibit to Form CB on September 13, 2011).

2.15	Long-term Projections presented to the Independent Special Committees of Telemar Norte Leste S.A. and Brasil Telecom S.A. (English translation) (previously furnished to the Commission as an exhibit to Form CB on September 13, 2011).

2.16	First Amendment, dated January 18, 2012, to Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação), dated August 26, 2011, between Brasil Telecom S.A. and Coari Participações S.A. (English translation) (previously furnished to the Commission as an exhibit to Form CB on January 23, 2012).

2.17	Minutes of the Extraordinary Meeting of the Board of Directors of Brasil Telecom S.A. held on January 18, 2012 (English translation) (previously furnished to the Commission as an exhibit to Form CB on January 23, 2012).

2.18	Minutes of the Meeting of the Fiscal Council of Brasil Telecom S.A. held on January 18, 2012 (English translation) (previously furnished to the Commission as an exhibit to Form CB on January 23, 2012).

2.19	Minutes of the Extraordinary Meeting of the Board of Directors of Coari Participações S.A. held on January 18, 2012 (English translation) (previously furnished to the Commission as an exhibit to Form CB on January 23, 2012).

2.20	Minutes of the Meeting of the Fiscal Council of Coari Participações S.A. held on January 18, 2012 (English translation) (previously furnished to the Commission as an exhibit to Form CB on January 23, 2012).

2.21	Annex 14 to CVM Instruction No. 481/09 – Capital Increase, filed by Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on January 25, 2012 (English translation).

2.22	Annex 17 to CVM Instruction No. 481/09 – Preferred Shares, filed by Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on January 25, 2012 (English translation).

2.23	Annex 21 to CVM Instruction No. 481/09 – Information About Evaluators, filed by Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on January 25, 2012 (English translation).

(2)	Not applicable.
(3)	Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X was filed by Coari Participações S.A. with the Commission on August 2, 2011.

(2)	Not applicable.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRASIL TELECOM S.A.

Dated: January 26, 2012

	By:	/s/ ALEX WALDEMAR ZORNIG
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer